Filed Pursuant to Rule 433
Registration Statement No. 333-275898

Key Terms (Subject to Change):
Issuer:	Royal Bank of Canada (“RBC”)
CUSIP:	78015QHC8
Trade Date:	January 9, 2024 (expected)
Issue Date:	January 12, 2024 (expected)
Valuation Date:	January 9, 2026 (expected)
Maturity Date:	January 14, 2026 (expected)
Reference Stock:	Citigroup Inc. (“C”)
Observation Dates and Coupon Payment Dates:	Quarterly, beginning in April 2024
Contingent Coupon Rate:
10.25% per annum. The Contingent Coupon will be paid on each Coupon Payment Date (together with any previously unpaid Contingent Coupons) if the closing price of the Reference Stock is greater than or equal to the Coupon Barrier.

Call Feature:
If the closing price of the Reference Stock is greater than or equal to the Initial Stock Price, beginning on July 9, 2024 and on any quarterly Observation Date thereafter, the Notes will be automatically called for 100% of their principal amount, plus the Contingent Coupon applicable to the corresponding Observation Date (and any previously unpaid Contingent Coupons).

Call Settlement Dates:	The Coupon Payment Date corresponding to that Observation Date.
Coupon Barrier and Trigger Price:	70% of the Initial Stock Price
Payment at Maturity:
If the Notes are not previously called, we will pay you at maturity an amount based on the Final Stock Price:
For each $1,000 in principal amount, $1,000 plus the Contingent Coupon at maturity (and any previously unpaid Contingent Coupons), unless the Final Stock Price is less than the Trigger Price.
If the Final Stock Price is less than the Trigger Price, then the investor will receive at maturity, for each $1,000 in principal amount, the number of shares of the Reference Stock equal to the Physical Delivery Amount, or, under some circumstances, the cash value of those shares.

Physical Delivery Amount:	For each $1,000 principal amount, a number of shares of the Reference Stock equal to the principal amount divided by the Initial Stock Price, subject to adjustment.
Initial Stock Price:	The closing share price of the Reference Stock on the Trade Date.
Final Stock Price:	The closing share price of the Reference Stock on the Valuation Date.
Product Characteristics
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If the Reference Stock closes at or above its Coupon Barrier as of a given Observation Date, the Notes will pay the Contingent Coupon on the applicable Coupon Payment Date, together with any previously unpaid Contingent Coupons.

•
If the closing price of the Reference Stock is greater than or equal to the Initial Stock Price, beginning on July 9, 2024 and on any quarterly Observation Date thereafter, the Notes will be automatically called for 100% of their principal amount, plus the Contingent Coupon applicable to the corresponding Observation Date (and any previously unpaid Contingent Coupons).

•
If the Notes are not automatically called and the Final Stock Price is greater than or equal to the Trigger Price, the Notes will pay the principal amount plus the Contingent Coupon (together with any previously unpaid Contingent Coupons).

•	If the Final Stock Price is less than the Trigger Price, you will receive shares of the Reference Stock, and you could lose your entire investment.
Hypothetical Scenario Analysis
DETERMINING PAYMENT FOR AN OBSERVATION DATE

The Notes will not be automatically called and you will not receive the relevant Contingent Coupon for the applicable Observation Date.

DETERMINING PAYMENT AT MATURITY

You will receive the Physical Delivery Amount (or under the circumstances described in the terms supplement, a cash payment), and you will lose all or a significant portion of your investment.
Investors could lose some or all of their investment at maturity if there has been a decline in the price of the Reference Stock.

Key Product Risks
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This investment may result in a loss of up to 100% of principal. If the Notes are not automatically called and the Final Stock Price is less than the Trigger Price, you will receive shares of the Reference Stock, which are expected to be worth substantially less than the amount that you paid for the Notes.

•
The Notes do not guarantee the payment of any Contingent Coupons over their term. You will not receive the Contingent Coupon in respect of any Observation Date where the closing price of the Reference Stock is less than its Coupon Barrier (unless payable following a subsequent Observation Date).

•	The return potential of the Notes is limited to the Contingent Coupons, and you will not participate in any appreciation in the price of the Reference Stock, which may be significant.
•
Although the return on the Notes will be based on the performance of the Reference Stock, the payment of any amount due on the Notes is subject to RBC’s credit risk. Investors are dependent on RBC’s ability to pay all amounts due on the Notes.

•	Please see next page for additional risks.

Product Risks
•	You may lose all or a portion of the principal amount at maturity.
•	The Notes are subject to an automatic call.
•	You may not receive any contingent coupons.
•	The call feature and the contingent coupon feature limit your potential return.
•	Your return on the Notes may be lower than the return on a conventional debt security of comparable maturity.
•	Payments on the Notes are subject to our credit risk, and changes in our credit ratings are expected to affect the market value of the Notes.
•	There may not be an active trading market for the Notes—sales in the secondary market may result in significant losses.
•	The initial estimated value of the Notes will be less than the price to the public.
•	The initial estimated value of the Notes that we will provide in the final pricing supplement will be an estimate only, calculated as of the time the terms of the Notes are set.
•	Our business activities may create conflicts of interest.
•	Owning the Notes is not the same as owning the Reference Stock.
•	You must rely on your own evaluation of the merits of an investment linked to the Reference Stock.
•	There is no affiliation between the Reference Stock Issuer and RBCCM, and RBCCM is not responsible for any disclosure by the Reference Stock Issuer.
•	The payments on the Notes are subject to market disruption events and adjustments.
The risks set forth in this document are only intended as summaries of some of the risks relating to an investment in the Notes. Prior to investing in the Notes, you should, in particular, review the “Product Risks” above, the “Selected Risk Considerations” section in the terms supplement and the “Risk Factors” section of the product prospectus supplement, which set forth additional risks relating to an investment in the Notes. This document is only intended to be read together with the preliminary terms supplement and related documents, which may be accessed here.
Royal Bank of Canada has filed a registration statement (including a product prospectus supplement, a prospectus supplement, and a prospectus) with the SEC for the offering to which this document relates. Before you invest, you should read those documents and the other documents relating to this offering that we have filed with the SEC for more complete information about us and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Royal Bank of Canada, any agent or any dealer participating in this offering will arrange to send you the product prospectus supplement, the prospectus supplement and the prospectus if you so request by calling toll-free at 1-877-688-2301.